DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

February 19, 2003

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the 2002 Results of Gamesa.

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

dlw 3/18




Gamesa

2002 RESULTS

2003 FORECAST





February 2003

Agenda

- Executive Summary
- 2002
  - Financial Data
  - Main Issues
  - Performance by Business Units
- 2003
  - Financial Forecast
- Conclusion
- Appendix


Gamesa

Agenda

 **Executive Summary**


Gamesa


Executive Summary

- **EUR 136 MM (+ 118%) Net Income 2002.** The activity of all the business units has been positive.
- **EUR 187 MM (+ 38%) Net Income 2003 Forecast.** Gamesa's 2003 EPS forecast of 2.30 € / Share relies on visible assumptions.
- **Commitment.** During 2002 Gamesa has delivered the commitments stated to the market.
  - Sale of Windfarms as a recurrent business (Iberdrola and Electrabel contracts).
  - International Expansion of Gamesa Eólica (Supply Contract with Enel)


Gamesa

Agenda

 2002


Gamesa


2002

Financial Highlights

Consolidated Financial Statements			
EUR MM	2001	2002	Δ %
Revenues	742	1.096	48%
EBITDA	206	281	37%
Net Income	**62**	**136**	**118%**
EPS	**0,77**	**1,67**	**118%**


Gamesa

2002
Commitments Made & Results Obtained



- Sale of Windfarms as a recurrent business:
  - 1,438 MW (signed), 178 MW (sold)
  - Avg gain per MW > EUR 0.2 MM
- Improve Gamesa Eólica`s position
  - 924 MW sold in 2002 (+ 26%)
  - First International Contract (188 MW with ENEL)
  - 1,100 MW Contract with Iberdrola

During 2002, Gamesa has delivered the main Milestones in its Strategic Plan.



Gamesa



Divisional Breakdown

EUR MM	Revenues			EBITDA			Net Income		
	2001	2002	Δ %	2001	2002	Δ %	2001	2002	Δ %
G. Energía	57	345	503%	49	168	247%	10	104	986%
G. Eólica	468	583	25%	95	122	28%	48	64	33%
G. Servicios	149	151	2%	9	10	4%	4	6	34%
G. Aeronautica	315	237	-25%	57	41	-29%	23	20	-17%
G. Central	15	5	-67%	8	-7	-186%	6	1	-82%
Goodwill + SESA	0	0	-	-1	-3	-	-4	-27	-
Adjustments	-262	-226	-14%	-11	-50	338%	-25	-31	24%
GAMESA	742	1.096	48%	206	281	37%	62	136	118%


Gamesa



2002 Consolidated Cash Flow

Consolidated Cash Flow Statement		
EUR MM	2001	2002
Net Income	**62**	**136**
Dep., Amort, & Provisions	52	66
Capitalised Expenses	-44	-38
Changes in Working Capital	74	-74
Funds from Operations	**144**	**90**
Capex	-321	-322
Financial Investments l/t	-308	-64
Disposals	-	159
Change in Minority Interest	20	1
Consolidation Adjustments	1	2
Net Cash Flow	**-464**	**-134**
Initial Net Bank Debt	**311**	**775**
Final Net Bank Debt	**775**	**909**


Gamesa


2002

Gamesa Energía. P&L Highlights

EUR MM	2001	2002	Δ %
Revenues	57	345	503%
EBITDA	49	168	247%
Net Income	**10**	**104**	**986%**
Contribution from MW sale	2001	2002	Δ %
Revenues	-	241	-
EBITDA	-	90	-
Net Income	-	90	-


Gamesa


2002

Gamesa Energía. Main Issues

Figures in MW	2002
Developments	298 MW
Transactions Signed	1,438 MW
MW sold to Iberdrola *(*)*	178 MW

(*) NOTE: To avoid claims from the Spanish anti trust committee, the sale of some of the windfarms for Iberdrola initially scheduled in 2002 has been posponed to early 2003.


Gamesa


2002

Gamesa Eólica. P&L Highlights

EUR MM	2001	2002	Δ %
Revenues	468	583	25%
EBITDA	95	122	28%
Net Income	**48**	**64**	**33%**

Margins	2001	2002
EBITDA mg	20.4%	20.9%
Net Income / Sales	10.2%	10.9%


Gamesa


2002

Gamesa Eólica. Main Issues

Figures in MW	2001	2002	Δ %
MW Sold	735	924	26%

- Commercial success of G-58 (Gamesa design). 32% of 2002 Sales
- Modular Vertical Integration to answer to market's challenges
- First big International Contract signed (ENEL 188 MW)
- Increased effort in R&D
- Development of G80 1,500 and G80 2,000 prototypes
- Improved Market Share (aprox. 12% world wide)


Gamesa

Divisional Performance

Gamesa Aeronáutica. Highlights

EUR MM	2001	2002	Δ %
Revenues	**315**	**237**	**-25%**
EBITDA	**57**	**41**	**-29%**
Net Income	**23**	**20**	**-17%**

Units	2001	2002
ERJ 135/145	177	126
ERJ 170/190	-	**5**
CRJ 700/900	**7**	**26**
S 92	-	US Certification OK

- **Airbus A380 under development**

Gamesa Aeronáutica maintains its profitability.


Gamesa

Divisional Performance

Gamesa Aeronáutica. Alerion Discontinued

- In March 2002, Gamesa announced an agreement with Turbo 2000 to create an Aeronautic Group (Alerion) to be placed in the market within a time frame of 12 months.

- Due to difficulties in finding an agreement between the partners (pricing, structure, ...) and the difficult equity market conditions, the agreement was discontinued in January 2003.

- The improving figures of the division show the possibility of finding a structure that maximises Shareholder Value Creation.


Gamesa

Agenda

- 2003


Gamesa



2003
Gamesa Consolidated Financial Forecast

Gamesa			
EUR MM	2002	2003	Δ %
Revenues	1.096	1.553	42%
EBITDA	281	330	17%
Net Income	136	187	38%

EPS Evolution


2,50
2,00
1,50
1,00
0,50
0,00
€ 0,56
€ 0,77
€ 1,67
€ 2,30
2000
2001
2002
2003(E)


Gamesa

2003
Financial Forecast. Divisional Breakdown

EUR MM	Revenues			EBITDA			Net Income		
	2002	2003	Δ %	2002	2003	Δ %	2002	2003	Δ %
G. Energía	345	360	4%	168	123	-27%	104	118	14%
G. Eólica	583	785	35%	122	160	31%	64	83	30%
G. Servicios	151	169	12%	10	11	12%	6	6	3%
G. Aeronautica	237	239	1%	41	41	1%	20	20	2%
G. Central	5	0	-100%	-7	-5	-25%	1	-6	-701%
Goodwill + SESA	0	0	-100%	-3	0	-100%	-27	-12	-56%
Adjustments	-226	0	-100%	-50	0	-100%	-31	-22	-30%
GAMESA	1.096	1.553	42%	281	330	17%	136	187	38%


Gamesa


2003

Consolidated Cash Flow

Consolidated Cash Flow Statement		
EUR MM	2002	2003
Net Income		
Dep., Amort, & Provisions	66	70
Capitalised Expenses	-38	-62
Changes in Working Capital	-74	-30
Funds from Operations	**90**	**164**
Capex	-322	-107
Financial Investments l/t	-64	-
Disposals	159	390
Change in Minority Interest	1	1
Consolidation Adjustments	2	12
Net Cash Flow	**-134**	**460**
Initial Net Bank Debt	**775**	**909**
Final Net Bank Debt	**909**	**449**


Gamesa



Gamesa Energía. Financial Forecast

	Gamesa Energía		
EUR MM	2002	2003	Δ %
Revenues	345	360	4%
EBITDA	168	123	-27%
Net Income	**104**	**118**	**14%**

 **The 2003 guidance includes the sale of more than 400 MW of windfarms.**

	2003
MW Sale	>400
MW Backlog (Iberdrola + Electrabel) (Dec 2002)	1,260


Gamesa


2003

Gamesa Energía. Development & Sale Pipeline

Country	Windfarm Development				Windfarm Sale	
	Total Potential MW	Validated Speeds	Grid Conexion Rights	Developed (Dec '02)	MW Signed	MW Sold
Spain	6,680	4,535	2,243	803	1,012	178
Portugal	1,192	1,152	158	-	252	-
Italy	2,984	736	1,200	-	174	-
Greece	967	275	212	-	-	-
France	1,030	-	-	-	-	-
Brazil	573	140	-	-	-	-
Australia	450	-	-	-	-	-
Dominican Rep.	90	90	90	-	-	-
USA	780	50	50	-	-	-
Others	400	20	20	-	-	-
Total	15,146	6,998	3,973	803	1,438	178

Windfarm Development 2003 (E)	400 MW


Gamesa


2003

Gamesa Eólica. Financial Forecast

Gamesa Eólica			
EUR MM	2002	2003	Δ %
Revenues	583	785	35%
EBITDA	122	160	31%
Net Income	**64**	**83**	**30%**

- **The revenue forecast represents the sale of aprox. 1,200 MW (+29%).**
- **This level of activity will be more intense in the second half of the year due to the traditional seasonality of Windfarm installation.**
- **The current clients with signed agreements confirm a demand of 1,230 MW, higher than the budgeted one.**
- **Gamesa Eólica's backlog for 2003 is exposed to Spain, Portugal and Italy, with no exposure to the US Market so far.**


Gamesa


2003

Gamesa Eólica. Product Range

Product Type	WTG Name	Installed Power	Delivered Units (since start)
Under 1 MW	G-47	660 kW	2,901
	G-52	850 kW	960
	G-58	850 kW	385
Multi MW	G-80	2,000 kW	2
	G-87	2,000 kW	Start Delivery Q1 2004

- Develop R&D Programme to:
  - **Improve Rotor Efficiency (increase production, reduce weight)**
  - **Design Modularity (response to customer's requirements)**
  - **Increase Reliability of WTG**
  - **Improve Power Control Response to Grid Requirements**
  - **Design New Generation of WTG**


Gamesa


2003

Gamesa Eólica. Margins

Maintenance of Margins and Profitability above Competitors

Advantages ≥ **Challenges**

Advantages:

- Modular Vertical Integration
- Royalty disappears
- Higher Prices Outside Spain
- Production Continuity (Visibility)
- Substantial Growth in Revenues

Challenges:

- Transportation Costs
- New Commercial Network
- Increase in R&D
- Increase in Capacity (Capex)

WTG Manufacturing Margins			
Ratio	2001	2002	2003
EBITDA / Sales	20.4 %	20.9 %	20.4 %
Net Income / Sales	10.2 %	10.9 %	10.6 %


Gamesa



2003

Gamesa Eólica. Backlog

CLIENT PORTFOLIO (MW)					
CLIENT	Total	Pending as of 31-12-02	2002	2003	Next 3 Years
GAMESA	-	1,600	298	350 (+50)	1,250
CESA	1,000	934	66	150 (+30)	784
EHN	1,416	637	345	70 (+30)	567
IBERDROLA	1,510	1,201	43	350 (+50)	851
TOTAL MW (Firm Contracts)	-	4,372	752	920 (+160)	3,452
ENEL		188	-	150	
Other Clients	-	-	172	130	
Total Other Orders (MW)		188	172	280	
Budget (MW)			924	1,200	

Potential delays in the US Market would not affect Gamesa Eólica's 2003-2004 Results.


Gamesa


2003

Gamesa Servicios. Financial Forecast

Gamesa Servicios			
EUR MM	2002	2003	Δ %
Revenues	151	169	12%
EBITDA	10	11	12%
Net Income	6	6	3%

- **Set up of branches in Italy, Portugal and Mexico to support Gamesa Eólica's activities.**

- **The current backlog and the recurrent entrance of new orders, characteristic of the services activity, allows considering the guidance provided as achievable.**


Gamesa



Gamesa Aeronáutica. Financial Forecast

	Gamesa Aeronautica		
EUR MM	2002	2003	Δ %
Revenues	237	239	1%
EBITDA	41	41	1%
Net Income	**20**	**20**	**2%**

The revenues of Gamesa Aeronáutica is based upon the the following projects:

- **ERJ 145 (serial production)**
- **ERJ 170 (serial production)**
- **CRJ 700 (serial production)**
- **S 92 (prototipes & initail seral production)**

 **Creation of an aeronautic group and its placement in the market in 2004-2005.**


Gamesa

Agenda

 **Conclusion**

Gamesa


Conclusion

Commitments, Past & Future Growth

 **Commitment.** Commitments Delivered in 2002.

 **Past Growth.** The Company's activities and results have grown substantially.

 **Future Growth & Visibility.** Backlog in Eólica and Energía ensures 2003 and Future Growth.



Gamesa

Agenda

 Appendix


Gamesa



Appendix
Divisional Capex



Capital Expenditures		
EUR MM	2001	2002
Central	1.10	0.48
Aeronautics	104.65	48.35
Renewables		
- Generation	192.68	235.16
- WTG Manufacturing	20.43	35.75
- Services	2.13	2.69
Total	321.00	322.44


Gamesa

Appendix
Divisional Debt

	Financial Debt		
EUR MM	2001	2002	Comments
Consolidated	876	1,013	
Renewables			
- Generation	401	406	Non Recourse
- WTG Manufacturing	43	53	
- Services	8	25	
Aeronautics	189	259	
Corporate	234	270	Vestas Deal

Note: Does not include EUR 100.6 MM (2001) and EUR 104.1 MM (2002) cash.


Gamesa


Appendix

Gamesa. 2002 Consolidated P&L Account

EUR Thnd	2001	2002	Δ %
Revenues	**742.000,2**	**1.096.323,1**	48%
Capitalized in-house work	259.781,4	45.363,5	-83%
Cost of goods sold	-579.612,2	-610.743,0	-5%
Personnel expenses	-142.467,7	-157.881,4	-11%
Other expenses	-74.199,0	-91.733,7	-24%
EBITDA	**205.502,7**	**281.328,5**	37%
Depreciation	-39.125,9	-57.601,3	-47%
Provisions	-16.466,1	-16.563,4	-1%
EBIT	**149.910,6**	**207.163,8**	38%
Financial Results	-24.453,1	-47.554,8	-94%
Affiliates & goodwill amort.	-1.898,5	-15.795,5	-732%
Ordinary Income	**123.559,1**	**143.813,5**	16%
Extraordinary Income	-14.366,3	125,7	101%
EBT	**109.192,8**	**143.939,2**	32%
Taxes	-28.165,0	-5.425,4	81%
After-tax earnings	**81.027,8**	**138.513,8**	71%
Outside shareholders	-18.965,3	-2.907,6	85%
Net profit at Controlling Co.	**62.062,5**	**135.606,2**	118%


Gamesa


Appendix

Gamesa. 2002 Consolidated Balance Sheet

EUR Thnd	2001	2002	Δ %
Net fixed assets	983.879	716.862	-27%
Current assets	656.207	1.186.632	81%
Total Assets	**1.640.086**	**1.903.494**	**16%**
Equity	256.873	391.906	53%
Capital and reserves	194.811	256.300	32%
After-tax earnings (Cont. Co.)	**62.062**	**135.606**	**118%**
Outside shareholders	18.265	10.781	-41%
Subsid.,Consol.diff.&Prov.	58.126	53.802	-7%
Fin. Debt: current & long-term	875.862	1.008.437	15%
Other liabilities	430.960	438.568	2%
Total Liabilities	**1.640.086**	**1.903.494**	**16%**


Gamesa


Appendix

Gamesa Energía. 2002 P&L Account

EUR Thnd	2001	2002	Δ %
Revenues	**57.208**	**345.142,8**	503%
Capitalized in-house work	17.451	5.684,5	-67%
Cost of goods sold	-11.732	-154.843,1	<1000
Personnel expenses	-5.181	-7.166,2	-38%
Other expenses	-9.231	-20.477,5	-122%
EBITDA	**48.514,0**	**168.340,5**	247%
Depreciation	-16.134,0	-30.107,0	-87%
Provisions		-940,2	-
EBIT	**32.380,0**	**137.293,2**	324%
Financial Results	-12.293,6	-23.361,5	-90%
Affiliates & goodwill amort.	-212,3	-212,3	0%
Ordinary Income	**19.874,1**	**113.719,4**	472%
Extraordinary Income	-1.471,1	2.319,4	258%
EBT	**18.403,1**	**116.038,8**	531%
Taxes	-7.120,0	-9.232,9	-30%
After-tax earnings	**11.283,0**	**106.806,0**	847%
Outside shareholders	-1.714,8	-2.872,2	-67%
Net profit at Controlling Co.	**9.568,2**	**103.933,8**	986%


Gamesa


Appendix

Gamesa Energía. 2002 Balance Sheet

EUR Thnd	2001	2002	Δ %
Net fixed assets	457.466	70.551	-85%
Current assets	107.741	627.171	482%
Total Assets	**565.208**	**697.723**	**23%**
Equity	81.340	182.657	125%
Capital and reserves	68.779	73.744	7%
After-tax earnings (Cont. Co.)	**12.560**	**108.912**	**767%**
Outside shareholders	8.883	10.619	20%
Subsid.,Consol.diff.&Prov.	1.618	1.593	-2%
Fin. Debt: current & long-term	401.003	405.689	1%
Other liabilities	72.363	97.165	34%
Total Liabilities	**565.208**	**697.723**	**23%**


Gamesa


Appendix

Gamesa Eólica. 2002 P&L Account

EUR Thnd	2001	2002	Δ %
Revenues	**468.149,0**	**583.417,5**	25%
Capitalized in-house work	8.198,3	13.540,6	65%
Cost of goods sold	-316.724,2	-402.494,3	-27%
Personnel expenses	-28.523,0	-34.680,8	-22%
Other expenses	-35.729,6	-37.792,9	-6%
EBITDA	**95.370,6**	**121.990,2**	28%
Depreciation	-11.719,2	-14.260,4	-22%
Provisions	-11.364,6	-15.160,0	-33%
EBIT	**72.286,8**	**92.569,8**	28%
Financial Results	-1.793,2	-3.434,4	-92%
Affiliates & goodwill amort.			-
Ordinary Income	**70.493,6**	**89.135,4**	26%
Extraordinary Income	-887,7	-1.552,6	-75%
EBT	**69.605,9**	**87.582,8**	26%
Taxes	-21.673,7	-23.820,2	-10%
After-tax earnings	**47.932,2**	**63.762,6**	33%
Outside shareholders		-4,1	-
Net profit at Controlling Co.	**47.932,2**	**63.758,5**	33%


Gamesa


Appendix

Gamesa Eólica. 2002 Balance Sheet

EUR Thnd	2001	2002	Δ %
Net fixed assets	66.907	89.477	34%
Current assets	301.586	355.259	18%
Total Assets	**368.493**	**444.736**	**21%**
Total Equity	108.641	158.954	46%
Capital Stock and Reserves	62.335	95.191	53%
After-tax earnings (Cont. Co.)	**46.306**	**63.763**	**38%**
Minority Interest	69		-100%
Subsid.,Consol.diff.&Prov.	19.690	24.306	23%
Fin. Debt: current & long-term	43.378	53.122	22%
Other liabilities	196.715	208.354	6%
Total Liabilities & Equity	**368.493**	**444.736**	**21%**


Gamesa


Appendix

Gamesa Servicios. 2002 P&L Account

EUR Thnd	2001	2002	Δ %
Revenues	**148.953**	**151.365,9**	2%
Capitalized in-house work	19	1.647,5	>1000
Cost of goods sold	-87.814	-77.435,7	12%
Personnel expenses	-39.481	-50.285,9	-27%
Other expenses	-12.201	-15.464,0	-27%
EBITDA	**9.476,9**	**9.827,8**	4%
Depreciation	-1.085,0	-1.157,8	-7%
Provisions	-407,2	-183,4	55%
EBIT	**7.984,7**	**8.486,6**	6%
Financial Results	-919,3	115,3	113%
Affiliates & goodwill amort.			-
Ordinary Income	**7.065,3**	**8.601,9**	22%
Extraordinary Income	46,9	-27,9	-159%
EBT	**7.112,2**	**8.574,0**	21%
Taxes	-2.791,9	-2.703,8	3%
After-tax earnings	**4.320,3**	**5.870,2**	36%
Outside shareholders	39,3	-49,7	-226%
Net profit at Controlling Co.	**4.359,6**	**5.820,6**	34%


Gamesa


Appendix

Gamesa Servicios. 2002 Balance Sheet

EUR Thnd	2001	2002	Δ %
Net fixed assets	3.412	5.412	59%
Current assets	77.273	96.639	25%
Total Assets	**80.685**	**102.052**	**26%**
Total Equity	18.373	18.445	0%
Capital Stock and Reserves	14.014	12.625	-10%
After-tax earnings (Cont. Co.)	**4.359**	**5.821**	**34%**
Minority Interest	88	138	56%
Subsid.,Consol.diff.&Prov.	88	104	18%
Fin. Debt: current & long-term	8.069	24.673	206%
Other liabilities	54.067	58.692	9%
Total Liabilities & Equity	**80.685**	**102.052**	**26%**


Gamesa


Appendix

Gamesa Aeronáutica. 2002 P&L Account

EUR Thnd	2001	2002	Δ %
Revenues	**314.766**	**236.958,7**	-25%
Capitalized in-house work	37.832	24.372,6	-36%
Cost of goods sold	-212.564	-144.151,1	-32%
Personnel expenses	-66.752	-61.365,8	-8%
Other expenses	-16.107	-15.278,7	-5%
EBITDA	**57.175,2**	**40.535,7**	-29%
Depreciation	-9.506,9	-11.330,3	19%
Provisions	-5.909,1	-78,2	-99%
EBIT	**41.759,2**	**29.127,2**	-30%
Financial Results	-9.451,8	-7.243,3	-23%
Affiliates & goodwill amort.			
Ordinary Income	**32.307,3**	**21.883,8**	-32%
Extraordinary Income	-8.851,8	-1.698,4	-81%
EBT	**23.455,5**	**20.185,5**	-14%
Taxes		-656,9	
After-tax earnings	**23.455,5**	**19.528,6**	-17%
Outside shareholders			
Net profit at Controlling Co.	**23.455,5**	**19.528,6**	-17%


Gamesa



Appendix
Gamesa Aeronáutica. 2002 Balance Sheet

EUR Thnd	2001	2002	Δ %
Net fixed assets	233.516	258.946	11%
Current assets	187.901	210.581	12%
Total Assets	**421.417**	**469.528**	**11%**
Total Equity	110.367	113.944	3%
Capital Stock and Reserves	86.911	94.415	9%
After-tax earnings (Cont. Co.)	**23.456**	**19.529**	**-17%**
Minority Interest			-
Subsid.,Consol.diff.&Prov.	25.945	25.469	-2%
Fin. Debt: current & long-term	188.896	258.759	37%
Other liabilities	96.209	71.356	-26%
Total Liabilities & Equity	**421.417**	**469.528**	**11%**


Gamesa


Appendix

General Aspects on Windfarm Sales

- Investment : EUR 0.9 – 1.0 MM per MW
- Financial Structure (Each Windfarm = One SPV) :
  - 80% Bank Debt (Project Finance non recourse to the shareholder)
  - 10% Subordinated Debt
  - 10% Equity
- Sale of windfarms: GAMESA sells the shares of each SPV (Windfarm)
- Sale is accounted at windfarm's installation
- Cash Flow
  - Cash in = Equity Value + Subordinated Debt
  - Debt Reduction = Cash in + PFI Debt (deconsolidated from SPV)
- Taxes: Profit on Windfarm sales is tax free


Gamesa


Appendix

Accounting Procedures for Windfarm Sales (I)

- Sales of Windfarms with less than one year of operation shall be accounted as recurrent revenues.

Revenues	**Enterprise Value (Equity Value + Net Debt)**
Costs	**Book Value (Total Assets)**
EBITDA	Capital Gain (EV – Book Value)
Net Income	**= EBITDA**



- Sales of Windfarms with more than one year of operation shall be accounted as extraordinary results.

Revenues	-
Costs	-
EBITDA	-
Net Income	**Capital Gain (EV - Book Value)**


Gamesa


Appendix

Accounting Procedures for Windfarm Sales (II)



- Windfarms operating during less than one year shall be accounted as Current Assets rather than PP&E.
- Windfarms operating in more than one year shall be accounted as PP&E.
- Project Finance Debt associated to Windfarms is consolidated until sold despite of being non recourse to the shareholder.

Consolidated Balance Sheet			
Assets		Liabilities	
Current Assets	Windfarms operating less than 1 year	Bank Debt	PFI Debt for Windfarms on balance sheet
PP&E	Windfarms operating more than 1 yeat	Equity	Equity


Gamesa

Appendix
Financial Calendar

	Financial Calendar	
Event	**CNMV Deadline**	**Comments**
Q1 Report	**15th of May**	Only Consolidated Figures
H1 Report	**30th of August**	-Divisional Figures -Revision of Forecasts
Q3 Report	**15th of November**	-Only Consolidated Figures
H2 Report	**28th of February**	-Divisional Figures -Forecast for Next Year


Gamesa

Forward Looking Statement

Certain information in this presentation, including the information concerning economic and industry outlooks, prospective product developments, uses of cash and revenue and earnings forecasts, is forward-looking statements. This information is made available pursuant to the safe harbor provisions for “forward looking statements” as defined under the securities laws. Our operations, products, and markets are subject to a number of risk factors, which may cause actual results to vary materially from those anticipated in the forward looking statements. The words “believe”, “may”, “will”, estimate”, “continue”, “anticipate”, intend”, “expect”, forecast” and similar words are intended to identify forward looking statements.

We underttake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Actual results and performance could differ substantially from those anticipated in our forward-looking statements.



Gamesa